Exhibit 2
DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2009 and should be read in conjunction with, and is qualified by, the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008. The financial statements are prepared in accordance with generally accepted accounting principles in Canada with a discussion in Note 29 of the material differences between Canadian and United States generally accepted accounting principles and practices affecting the Company. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this MD&A constitutes forward-looking information. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking information. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.
In particular, this MD&A contains forward-looking information pertaining to the following:
•	the estimates of Denison’s mineral reserves and mineral resources;

•	uranium and vanadium production levels;

•	capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;

•	expectations of market prices and costs;

•	supply and demand for uranium and vanadium;

•	possible impacts of litigation on Denison;

•	exploration, development and expansion plans and objectives;

•	Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and

•	receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
Denison’s actual results could differ materially from those anticipated in this forward-looking information as a result of the following and as a result of the risk factors set forth in this MD&A:
•	volatility in market prices for uranium and vanadium;

•	changes in foreign currency exchange rates and interest rates;

•	liabilities inherent in mining operations;

•	uncertainties associated with estimating mineral reserves and resources;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	delays in obtaining permits and licenses for development properties;

•	competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions; and

•	geological, technical and processing problems.
These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
OVERVIEW
Denison, formerly International Uranium Corporation (“IUC”), was formed by articles of amalgamation effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA. Pursuant to the arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for the Company’s shares at a ratio of 2.88 common shares of the Company for each common share of DMI. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”.
Denison is a reporting issuer in all of the Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE Amex (“Amex”) under the symbol “DNN”.
Denison is a diversified, growth-oriented, intermediate uranium producer with active uranium mining projects in both the U.S. and Canada and development projects in Canada, Zambia and Mongolia. Denison’s assets include an interest in 2 of the 4 licensed and operating conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Both mills are fully permitted and operating. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. The Company is also in the business of recycling uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, alone or in combination with other metals, at the Company’s White Mesa mill.
Denison owns interests in a global portfolio of exploration projects, including properties in close proximity to the Company’s mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains and Arizona Strip regions of the southwestern United States. Denison also has exploration and development properties in Mongolia, Zambia and, indirectly through its investments, in Australia and the United States.
Denison is the manager of Uranium Participation Corporation (“UPC”), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride. Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.
The Uranium Industry
Commercial nuclear power generation began over 50 years ago and now generates as much global electricity as was produced in 1960 by all sources. The low operating cost of nuclear power generation and the increasing concern for the environment and climate change are driving a nuclear renaissance. China, India and Russia are proceeding with ambitious plans for new nuclear power plants. Many companies in the United States have filed applications for a combined construction and operating licence to build new nuclear reactors. Countries such as Egypt, United Arab Emirates, Thailand and Turkey are actively considering building nuclear power plants.
There are now 104 operating nuclear reactors in the United States and a total of 436 operating worldwide in 30 countries, representing a total world nuclear capacity of 371.9 gigawatts. A further 43 reactors with a capacity of 37.7 gigawatts are under construction in 12 countries and an additional 106 reactors (118.1 gigawatts) are planned. With the only significant commercial use for uranium being fuel for nuclear reactors, it follows that the nuclear renaissance will have a significant effect on future uranium demand.
Uranium Supply and Demand
The world’s operating nuclear power reactors currently require of approximately 180 million pounds of U3O8 per year. As nuclear power capacity increases, the uranium fuel requirement also increases and is estimated to rise to approximately 193 million pounds U3O8 by 2014 and approximately 234 million pounds U3O8 by 2020. Demand for uranium can be supplied through either primary production (newly mined uranium) or secondary sources (inventories, down blending of weapons grade material and reprocessing spent fuel rods). Secondary sources are of particular importance to the uranium industry when compared to other commodity markets.
Over the four-year period from 2000 through 2003, annual global primary uranium production averaged 93.1 million pounds of uranium. In response to increasing uranium prices, worldwide uranium production rose to 104.6 million pounds in 2004 and to 108.4 million pounds in 2005 before decreasing, in 2006, to 102.5 million pounds as a result of problems at several production centres. In 2007, production increased to 107.3 million pounds with the start-up of the Langer Heinrich mine and ramp up of production in Kazakhstan. Production in 2008 is estimated at 114 million pounds. Canada and Australia currently account for over 40% of the world’s production. The United States’ production represents about 4.0%. During the last decade, takeovers, mergers and closures have consolidated the uranium production industry. Based on 2008 production figures, seven companies accounted for over 82% of primary production while the five largest uranium mines produced over 48% of the aggregate global production.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Primary uranium production only supplies approximately 63% of the total annual requirements of nuclear power generators. The balance of requirements are met from secondary sources of supply, which include inventories held by producers and utilities, government inventories, uranium recycled from government stockpiles and uranium recycled from nuclear weapons. The recycling of highly enriched uranium (“HEU”) from former warheads in the Russian Federation is a unique subset of secondary supply. Surplus fissile military materials are converted in Russia from HEU into low enriched uranium (“LEU”) suitable for use in nuclear reactors. In February 1993, the United States and Russia entered into an agreement (“Russian HEU Agreement”) which provided for the United States to purchase 500 metric tons of Russian HEU over a 20-year period. In April 1996, the USEC Privatization Act gave Russia and three western companies, Cameco Corporation, AREVA Group and NUKEM, Inc. (“Western Companies”), the authority to sell the natural uranium feed component (in the form of UF6) derived from the LEU (the “HEU Feed”) in the United States over the 20-year period into the commercial U.S. uranium market under defined annual quotas. The USEC Privatization Act provides a framework for the introduction of this Russian HEU Feed into the U.S. commercial uranium market. Russia has been selling approximately 18.0 to 24.0 million pounds U3O8 equivalent of this HEU Feed through long-term supply agreements directly with U.S. utilities and the three Western Companies.
The Russian HEU Agreement terminates in 2013 and Russia has formally stated that the agreement will not be renewed, as had once been anticipated.
Based upon recent assessments of future secondary uranium supply, the uranium industry’s scheduled uranium production forecast and expected nuclear generating capacity, there is a growing requirement for increased uranium production to meet the forecasted needs of reactors world-wide. Based upon the Q1 2009 edition of “The Uranium Market Outlook” published by The Ux Consulting Company LLC, world uranium demand, in the Base Case, is forecast to increase from its 2008 level of 181 million pounds to 234 million pounds by 2020. At the same time, supply from secondary sources, such as HEU Feed, government inventories and reprocessing, is expected to drop from 47 million pounds in 2008 to 15 million pounds in 2020. As a consequence, uranium production will need to expand significantly to meet the increasing demand.
Uranium Prices
Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure most of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers and other suppliers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer’s uranium reserves, record of performance and costs, all of which are important to the producer’s or supplier’s ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Contracts may also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Under these contracts the actual price mechanisms are usually confidential.
Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and other suppliers, including other utilities holding excess inventory and governments.
Over the period from 1996 through 2004, annual spot market demand averaged just under 20 million pounds U3O8 or about 12% of the annual world consumption, but had jumped to about 35 million pounds in 2005 and 2006 as the rebuilding of utility inventories commenced, and investors and hedge funds entered the market as significant buyers. Spot market volume returned to its traditional level of approximately 20 million pounds in 2007. In 2008, spot market volume once again increased to a record level of 43 million pounds, driven in a large part by the world financial crisis which forced investment and hedge funds to push a sizeable amount of material into the market. Nearly half of the year’s volume occurred during the three months from September to November.
Historically, spot prices have been more volatile than long-term contract prices. In December 2000, the spot price reached an all time low of $7.10 per pound. The uranium price increased at a moderate rate reaching $14.50 per pound U3O8 by the end of 2003. The spot price increased steadily from that date, influenced by the entrance of investment and hedge funds into the market, reaching $72.00 by the end of 2006. A further market impact in October 2006 was the announcement of the flooding and indefinite postponement of the start up of the Cigar Lake mine in northern Saskatchewan. The Cigar Lake mine was scheduled to ramp up to an annual production rate of 18.0 million pounds by 2008. Producers were also active in the spot market, purchasing material to fill contractual demand, which they could not supply due to production issues at their respective operations. During the first half of 2007, the spot price continued its rapid rise reaching a peak of $136.00 in June 2007. At the end of June 2007, the spot price dropped $3.00, the first decline in the spot price since May of 2003. In the last half of the year, the spot price was very volatile, dropping to $75.00 in October, then rebounding to $95.00 in December. The spot price has continued to be volatile in 2008, beginning the year at $90.00 followed by a steep decline to $57.00 in June. It recovered briefly in July to $64.50 before declining again to $44.00 in September, as investment and hedge funds began destocking. The spot price ended the year at $53.00.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The long-term uranium price has undergone a similar pattern over the past several years, but with significantly less volatility, rising from just under $11.00 per pound U3O8, at the end of 2002, to $95.00 per pound in May 2007. The long-term price remained at this level until May 2008 when it dropped to $85.00. The long-term price dropped steadily over the rest of the year reaching $70.00 at the end of 2008.
Future uranium prices will be influenced by increased demand from new reactors being constructed or planned in many parts of the world, as well as the amount of incremental supply made available to the market from the remaining excess inventories, HEU feed supplies, other stockpiles, and the availability of increased or new production from other uranium producers. All of these factors will be influenced by the world financial crisis and the availability of financing for the construction of reactors and the exploration and development of new production.
Competition
Uranium production is international in scope and is characterized by a relatively small number of companies operating in only a few countries. In 2008, four Western companies, Cameco, AREVA, Rio Tinto plc and BHP Billiton Limited produced approximately 56% of total world output. Most of the world’s production was from Canada and Australia which produced a combined 40% of global uranium output in 2008. In 2008, Kazakhstan, Russia and Uzbekistan produced a combined 26% of worldwide uranium while supplying significant quantities of uranium into Western World markets. The Canadian uranium industry has in recent years been the leading world supplier, producing over 21% of the world supply.
Marketing Uranium
The sale of Denison’s uranium has traditionally been through long-term contracts and not on the spot market. These long-term contracts have a variety of pricing methods, including fixed prices, base prices adjusted by inflation indices, changes in reference prices (spot price indicators or long-term contract reference prices) and annual price negotiations. Prices in the long-term market have normally been higher than those in the spot market at the time the contracts are entered into and are normally less volatile.
Denison marketed its uranium from the McClean Lake joint venture jointly with ARC until the end of 2008. Commencing in 2009, Denison will market its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
The Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to a total of 6.5 million pounds with a minimum of 250,000 pounds in 2008, 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.
Delivery scheduling (or timing) under long-term contracts is at the discretion of the customer so may vary markedly from quarter to quarter.
Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
The Vanadium Market
Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China, Australia and South Africa; (ii) sludges and fly ash from the refining and burning of U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide (“V2O5,” “flake,” “black flake,” or “tech flake”). The White Mesa mill is capable of producing three products, ammonium metavanadate (“AMV”) and vanadium pregnant liquor (“VPL”), both intermediate products, and vanadium pentoxide. The majority of sales are as V2O5, with AMV and VPL produced and sold on a request basis only.
In the United States, although vanadium is produced through processing petroleum residues, spent catalysts, utility ash, and vanadium bearing iron slag, the most significant source of production historically has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for more than half of historic U.S. production. Vanadium in these deposits typically occurs at an average ratio of five to six pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales has helped make the mines in this area profitable in the past.
The market for vanadium has fluctuated greatly over the last 20 years. During the early 1980s, quoted prices were in the range of $3.00 per pound V2O5, but increased exports from China and Australia, coupled with the continued economic recession of the 1980s drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 to $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumours of South African production problems resulted in a price run-up to a high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity, and oversupply problems again depressed the price in the early 1990s to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 per pound caused by supply being unable to keep pace with record demand from steel and aerospace industries. However, during the second half of 1998, prices began to decline to $2.56 per pound by December 1998. This was due to sudden decreases in Far East steel production, along with suppliers from Russia and China selling available inventories at low prices in order to receive cash. Since that time, prices fell dramatically to a range of $1.20 to $1.50 per pound V2O5 due in part to the difficult economic conditions being experienced throughout the Pacific Rim and new sources of supply coming into the market. In the third quarter of 2003, vanadium prices started to increase because of increased steel consumption and the shutdown of an Australian primary producer. This trend continued through 2004. In 2005, demand from China resulted in a significant price run-up culminating in all time highs of $23.00 to $27.00 per pound V2O5. Subsequently, prices declined to a range of $8.00 to $10.00 per pound V2O5, at the end of 2005, due to the ramp-up of Chinese vanadium production. Prices continued to decline during 2006 to the $7.00 to $8.00 range and remained in that range throughout 2007. In early 2008, vanadium prices increased significantly to $14.00 to $15.00 per pound due to South African producers claiming force majeure as a result of power supply issues in South Africa. South Africa is a major supply source of vanadium, representing approximately 39% of the world’s production. The vanadium price remained in the $14.00 to $16.00 pound range until September and then it began to decline due to a drop in steel production in response to the world economic decline. By the end of 2008, vanadium prices were $6.50 to $7.00 per pound V2O5.
World demand will continue to fluctuate in response to changes in steel production. Supply and demand, however, are difficult to predict, as a vanadium consumption and production are both inextricably linked to steel production, with a significant quantity of vanadium coming from refinement of steel slag.
Marketing Vanadium
Prices for the products that are produced by the Company are generally based on weekly quotations published in Ryan’s Notes or Platt’s Metals Weekly. Vanadium production from the White Mesa mill has and will be sold into the worldwide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V2O5, the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing approximately 660 pounds of product.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SELECTED ANNUAL FINANCIAL INFORMATION
The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the year ended December 31, 2008, for the year ended December 31, 2007 and for the fifteen months ended December 31, 2006.

	Three Months ended	Year ended	Year ended	Fifteen Months Ended
	Dec. 31,	Dec. 31,	Dec. 31	Dec. 31
(in thousands)	2008	2008	2007	2006

Results of Operations:
Total revenues	$36,807	$123,184	$76,764	$9,722
Net income (loss)	(56,762)	(80,648)	47,244	(16,998)
Basic earnings (loss) per share	(0.30)	(0.42)	0.25	(0.18)
Diluted earnings (loss) per share	(0.30)	(0.42)	0.24	(0.18)

	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2008	2007	2006

Financial Position:
Working capital	$34,655	$75,915	$93,743
Long-term investments	10,691	20,507	16,600
Property, plant and equipment	717,433	727,823	403,571
Total assets	884,933	1,001,581	659,348

Total long-term liabilities	$248,947	$175,081	123,244

RESULTS OF OPERATIONS
General
The Company recorded a net loss of $80,648,000 ($0.42 per share) for 2008 compared with net income of $47,244,000 ($0.25 per share) for 2007.
Revenues totaled $123,184,000 for 2008 compared with $76,764,000 for 2007. Expenses totaled $198,628,000 for 2008 compared with $83,771,000 for 2007. Net other income totaled $2,468,000 for 2008 compared with $41,627,000 for 2007.
The current economic climate and its impact on commodity prices and stock market valuations resulted in non-cash impairment charges in the fourth quarter, which significantly increased the loss in the fourth quarter. The Company recorded an impairment of its goodwill which arose on the acquisition of Denison Mines Inc. in 2006 resulting in a charge to income of $36,512,000. Lower stock market valuations of the Company’s investments in Uranerz Energy Corporation and Energy Metals Limited resulted in the Company taking an additional impairment charge of $12,952,000. The decline in the value of vanadium resulted in the Company writing down the vanadium inventory by $9,500,000. The Company also recorded a charge of $5,250,000 related to the forfeiture of stock options.
Revenues
Uranium sales revenues for the fourth quarter were $34,812,000. Sales from U.S. production were 400,000 pounds U3O8 at an average price of $61.50 per pound. Sales of Canadian production were 177,000 pounds U3O8 at an average price of $52.28 per pound. Amortization of the fair value increment related to the DMI sales contracts totaled $859,000 for the quarter.
Uranium sales revenues for the year were $114,588,000. Sales from U.S. production were 920,000 pounds U3O8 at an average price of $67.27 per pound. Sales of Canadian production were 742,950 pounds U3O8 at an average price of $57.40 per pound. Uranium sales revenue also includes amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $9,449,000. Reported revenue is also impacted by the effect of foreign currency translation.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium sales revenue in the 2007 period totaled $65,125,000. Sales from U.S. production were 325,000 pounds U3O8 at an average price of $99.11 per pound. Sales of Canadian production were 420,000 pounds U3O8 at an average price of $74.91 per pound. Uranium sales revenue also included amortization of the fair value increment related to long-term sales contracts from the acquisition of DMI in the amount of $2,418,000.
Denison marketed its uranium from the McClean Lake joint venture jointly with ARC until the end of 2008. Commencing in 2009, Denison will market its share of McClean Lake production directly except for one joint contract under which it will deliver approximately 400,000 pounds in 2009 and 40,000 pounds in 2010, all of which is priced at 80% to 85% of the quoted spot price. This is the only remaining contract for Canadian production.
Future long-term sales agreements for the Company’s uranium inventory and production are expected to be primarily under market related contracts.
In addition to the contract noted above, the Company currently has two other long-term contracts in place. One is for the sale of 17% of the White Mesa mill production commencing in 2008 up to a total of 6.5 million pounds with a minimum of 250,000 pounds in 2008, 500,000 pounds in 2009, 750,000 pounds in 2010 and 1,000,000 pounds in 2011. The sales price is 95% of the published long-term price for the month prior to delivery with a floor price of $45.00. The second contract is for 20% of production from the White Mesa mill during the years 2012 to 2017 inclusive, but not less than 200,000 pounds per year. The price per pound under this contract is 95% of the long-term price at the time of delivery with an escalated floor price of $50.00 per pound.
Revenue from the environmental services division was $5,562,000 compared to $4,723,000 in 2007. Revenue from the management contract with Uranium Participation Corporation was $2,929,000 compared to $4,390,000 in 2007.
Operating Expenses
Milling and Mining Expenses
The McClean Lake joint venture produced 682,000 pounds U3O8 for the three months ended December 31, 2008 and 3,248,000 pounds U3O8 for the year ended December 31, 2008 compared with 738,000 pounds U3O8 for the three months and 1,907,000 pounds U3O8 for the year ended December 31, 2007. Denison’s 22.5% share of production totaled 153,900 pounds and 731,250 pounds respectively for the 2008 periods and 166,000 pounds and 429,000 pounds respectively for the 2007 periods.
Unit production cash costs in Canada are driven primarily by production volumes as the majority of costs do not vary with volume. These fixed costs for the McClean operations total approximately CDN$58 million per year so as production volumes increase, the cost per pound decreases. Reagent costs are in addition to this cost as are amortization, depletion and depreciation costs. Canadian production costs for the quarter were $57.99 (CDN$70.26) per pound U3O8 including $29.28 (CDN$35.47) per pound U3O8 for amortization, depletion and depreciation costs. For the year ended December 31, 2008, production costs were $55.29 (CDN$58.94) per pound U3O8 including $32.10 (CDN$34.22) per pound U3O8 for amortization, depletion and depreciation costs.
Inventory from Canadian production was 22,000 pounds U3O8 at December 31, 2008.
The Company began processing conventional ore at the White Mesa mill on April 28, 2008. Prior to that the Company was processing alternate feed material and produced 94,000 pounds U3O8 prior to beginning processing conventional ore. Production from conventional ore was 485,000 pounds U3O8 and 791,000 pounds U3O8 for the three months and year ended December 31, 2008. The Company also produced 973,000 pounds V2O5 in the fourth quarter and 1,223,000 pounds V2O5 for the year. For the year ended December 31, 2008, production costs for processing conventional ore totaled $65.86 per pound U3O8 and vanadium equivalent including $27.72 per pound amortization, depletion and depreciation.
Inventory from U.S. production was 163,000 pounds U3O8 and 1,223,000 pounds V2O5 at December 31, 2008.
Operating costs include a write-down of $9,500,000 relating to the net realizable value of the Company’s vanadium inventory. Operating costs also include expenses relating to Denison’s environmental services division amounting to $5,188,000 in 2008 and $4,521,000 in 2007.
Sales Royalties and Capital Taxes
Sales royalties and capital taxes totaled $647,000 and $3,117,000 for the three months and year ended December 31, 2008 compared with $798,000 and $2,301,000 for the same periods in 2007. Denison pays a Saskatchewan basic uranium royalty of 4% of gross uranium sales after receiving the benefit of a 1% Saskatchewan resource credit. Denison also pays Saskatchewan capital taxes based on the greater of 3.0% of gross uranium sales or capital tax otherwise computed under the Saskatchewan Corporation Capital Tax Act. The Saskatchewan government also imposes a tiered royalty which ranges from 6% to 15% of gross uranium sales after recovery of mill and mine capital allowances which approximate capital costs. Denison has mill and mine capital allowances available or anticipated to shelter it from the tiered royalty at current uranium prices until late in 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
MINERAL PROPERTY EXPLORATION
Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2008 exploration expenditures totaled $2,080,000 and totaled $20,114,000 for the year ended December 31, 2008 as compared to $3,990,000 and $20,727,000 for the three months and year ended December 31, 2007.
In the Athabasca Basin region of Saskatchewan, Denison is engaged in uranium exploration on advanced projects as part of the ARC operated McClean, Midwest and Wolly joint ventures and is also participating in a total of 30 other exploration projects concentrated in the prospective eastern margin of the Athabasca Basin. Denison’s share of exploration spending on its Canadian properties totaled $733,000 of which $624,000 was expensed in the statement of operations for the three months ended December 31, 2008. For the three months ended December 31, 2007, exploration spending totaled $3,180,000 of which $2,977,000 was expensed. For the year ended December 31, 2008, Denison’s share of exploration spending on its Canadian properties totaled $12,943,000 of which $11,953,000 was expensed compared with spending of $17,209,000 of which $16,402,000 was expensed in the year ended December 31, 2007.
Exploration expenditures of $916,000 for the three months ended December 31, 2008 ($1,000,000 for the three months ended December 31, 2007) and of $4,436,000 for the year ended December 31, 2008 ($4,048,000 for the year ended December 31, 2007) were incurred in Mongolia on the Company’s joint venture and 100% owned properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. Additional expenditures for development of the GSJV’s Hairhan uranium deposits have also been incurred. Development work includes extensive resource delineation drilling, hydrogeological drilling, plant design and environmental studies.
In Zambia, the Company commenced exploration activities during the third quarter including an airborne geophysical survey, linecutting and drilling. Exploration expenditures during the three months ended December 31, 2008 totaled $614,000 and totaled $3,079,000 for the year ended December 31, 2008. Additional expenditures for development of the Mutanga project continued. This work included hydrogeological drilling, metallurgical test work, environmental studies and engineering.
General and Administrative
General and administrative expenses totaled $3,349,000 for the three months ended December 31, 2008 compared with $3,578,000 for the three months ended December 31, 2007. For the year ended December 31, 2008, general and administrative expenses totaled $14,754,000 compared to $12,323,000 for the same period in 2007. The increase was primarily the result of the acquisition and implementation of new information and financial systems, and an increase in public company expenses due to additional compliance costs. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services and other overhead expenditures.
Stock Option Expense
Stock option expense totaled $4,178,000 and $6,062,000 for the three months and year ended December 31, 2008 respectively. In fiscal 2007, stock option expense totaled $352,000 and $1,382,000 for the three months and year ending December 31, 2007. The higher expense is due to the forfeiture of options during the fourth quarter.
Impairment of Goodwill
Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison’s goodwill amount arises from the acquisition of DMI in 2006. The goodwill was allocated to the Canadian mining and exploration segment. Denison examined the fair value of the assets and liabilities of the segment at December 31, 2008. The determination of fair market value was based on discounted cash flow analysis for production assets using consensus expectations for future uranium prices, foreign exchange, future costs and a discount rate of 10.5%. Exploration properties were valued at estimated market value at December 31, 2008. Based on this analysis, the Company determined the fair values have decreased and, as a result, determined that an impairment charge of $36,512,000 should be made and charged to operations in the fourth quarter.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Other Income and Expenses
Other income (expense) totaled $2,533,000 for the three months ended December 31, 2008 compared with $4,284,000 for the three months ended December 31, 2007. For the year ended December 31, 2008, other income (expense) totaled $2,468,000 compared to $41,627,000 for the same period in 2007. This consists primarily of interest expense, foreign exchange gains and a non-cash impairment charge against the Company’s investments in Uranerz Energy Corporation and Energy Metals Limited of $12,952,000. Foreign exchange gains totaled $15,312,000 for the three months and $15,544,000 for the year ended December 31, 2008. The translation of the Zambian kwacha to U.S. dollars accounts for the majority of these amounts. In 2007, other income (expense) was primarily due to gains on the sale of portfolio investments which totaled $5,364,000 and $45,115,000 for the three months and year ended December 31, 2007.
Other income (expense) included interest incurred on company indebtedness of $1,230,000 for the three months and $2,652,000 for year ended December 31, 2008.
Income Taxes
The Company has provided for a current tax recovery of $899,000 and a future tax expense of $8,571,000. In March, 2008, the Zambian government enacted legislation which increased the income tax rate for mining companies from 25% to 30%. Accordingly, the Company recorded a future tax expense of $10,740,000 in the first quarter to adjust the future income tax liability. This amount has been partially offset by the recognition of previously unrecognized Canadian tax assets of $2,169,000.
Outlook for 2009
Mining and Production
Canada
Mining at the Sue E and B pits at McClean Lake in northern Saskatchewan was completed in 2008. At December 31, 2008, the McClean Lake mill ore stockpile has approximately 375,600 tonnes of ore containing 6.5 million pounds U3O8, with the Company’s share being 1.46 million pounds U3O8. Test mining using the bore hole mining technique, that has been the subject of three years of development, will continue in 2009. Mining of the Caribou deposit, which was originally expected to commence in 2009, has been delayed at least a year after a review of the project’s economics at current uranium prices.
Milling of the stockpiled ore from Sue E, Sue B and Sue A is ongoing and U3O8 production at McClean Lake in 2009 is expected to be 3,380,000 pounds U3O8, of which Denison’s share is 761,000 pounds.
Development of the Midwest project has been postponed due to the current economic climate, delays and uncertainties associated with the regulatory approval process, the increasing capital and operating cost and the current market for uranium. The regulatory process for the project, which has been ongoing since December 2005, will be continued through 2009, as well as the engineering for Midwest. This will enable the project to be advanced to the stage that it is ready to be developed quickly when the economic conditions improve. The status of the project will be reviewed every six months.
United States
Five mines were operating on the Colorado Plateau with production from the Sunday, Pandora, West Sunday, Rim and Beaver mines. The cost of mining and processing this material from some of these operations is, however, above current spot prices. As a result, the Company has placed the Rim and Sunday mines on temporary stand-by. Until new sales contracts are negotiated, the higher cost mines will remain on stand-by with the Company continuing production from the lower cost Pandora, Beaver and West Sunday mines to fill the existing longer-term contracts.
Production from the Tony M mine in the Henry Mountains complex in Utah has been temporarily suspended. The mine is on care and maintenance and is being maintained in a state to resume mining operations quickly when uranium prices improve. The haulage of the stockpile ore has also been suspended. As of the end of February, there is an estimated 20,000 tons of this material remaining on site.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Production from the mines is being hauled to Denison’s White Mesa mill. At December 31, 2008, a total of 122,000 tons remain on the stockpile at the mill.
At the Company’s Arizona 1 mine on the Arizona Strip located in northeastern Arizona, the air quality permitting process is ongoing, but the Company is unable to determine the length of time required to receive the permit. Once the permit is received, mine production should be able to commence within six months.
The White Mesa mill will continue to process conventional ore in 2009, at least for the period necessary to produce the committed contract share of 500,000 pounds, except for a planned maintenance shutdown in April, lasting up to four weeks. Further mill production from conventional ore will depend upon strengthening of uranium markets or signing of new contracts. The construction of the new $5.0 million alternate feed circuit is on schedule with start-up anticipated in June 2009. Production from this circuit is anticipated to be up to 160,000 pounds in 2009. Based on the changes to the 2009 operating plan, the Company now expects to produce 0.5 to 0.8 million pounds of U3O8 and 0.5 million pounds of V2O5 at the White Mesa mill in 2009.
Sales
The Company expects to be in a position to sell 1.2 to 1.3 million pounds of U3O8 in 2009 including 0.5 to 0.6 million pounds from U.S. production. It also anticipates selling 1.5 million pounds of vanadium.
Exploration
Athabasca Basin
In the Athabasca Basin, Denison is participating in 33 exploration projects, primarily located in the southeast part of the Basin and within trucking distance of all the three operating mills in the area.
On Denison’s operated and non-operated projects, a total of approximately 25,675 metres of drilling is planned this winter. Near the McClean mill, joint venture partner ARC is operator of the Midwest, Wolly, Waterfound and McClean projects, where 76 holes totalling 19,075 metres in aggregate are planned.
Denison will also be carrying out a 6,600 metre drill program on its 60% owned Wheeler River project.
In addition to these drill programs, Denison is carrying out a number of geophysical surveys to identify targets for future drill programs. Approximately 1,500 line kilometres of airborne geophysical surveys are being flown over two properties as an initial screening tool. Denison is also carrying out a large number of ground geophysical surveys on seven properties, where over 250 line kilometres of Fixed Loop or Moving Loop Time Domain EM surveys, 125 line kilometres of Horizontal Loop Electromagnetics and over 100 line kilometres of DC Resistivity surveys will be completed during the 2009 season. Over 300 line kilometres of ground magnetic surveys will also be carried out in conjunction with the above.
Denison’s exploration spending in 2009 in the Athabasca Basin is expected to total $7,700,000.
Southwest United States
Denison is placing its 2009 program on hold as part of its capital conservation program. The results of the 2008 program will be released once assay results have been received.
Mongolia
The Mongolia program will be a combination of limited exploration drilling and drilling of the initial test ISR well fields.
Zambia
In Zambia, Denison will be completing the detailed feasibility study in early April. This document, along with an Environmental Report, will form the basis for the mining application which will be submitted in late April. There is no exploration or other development activities planned for 2009.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2008	2008	2008	2008
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,807	$36,483	$31,713	$18,181
Net income (loss)	(56,762)	332	(13,756)	(10,462)
Basic and diluted earnings (loss) per share	(0.30)	0.00	(0.07)	(0.06)

	2007	2007	2007	2007
(in thousands)	Q4	Q3	Q2	Q1

Total revenues	$36,825	$9,411	$18,809	$11,719
Net income (loss)	23,542	(11,721)	40,489	(5,066)
Basic and diluted earnings (loss) per share	0.12	(0.06)	0.21	(0.03)
LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents were $3,206,000 at December 31, 2008 compared with $19,680,000 at December 31, 2007. The decrease of $16,474,000 was due primarily to expenditures of $101,227,000 for property, plant and equipment, the purchase of long-term investments totaling $13,376,000 and cash used in operations of $8,764,000 financed by an increase in debt obligations of $99,547,000 and the issue of new common shares of $7,600,000.
Net cash used in operating activities was $8,764,000 during the year ended December 31, 2008. Net cash from operating activities is comprised of net income for the year, adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease of $23,812,000 in trade and other receivables and an increase of $51,099,000 in inventories. The decrease in trade and other receivables is primarily the result of the timing of uranium sales in the period. The increase in inventories consists primarily of the increase in ore in stockpile, work in progress and finished goods.
Net cash used in investing activities was $115,706,000 consisting primarily of expenditures on property, plant and equipment of $101,227,000 and the purchase of long term investments of $13,376,000. The long-term investment was primarily the purchase of shares and warrants in Uranerz Energy Corp.
Net cash from financing activities consisted of $99,547,000 from debt obligations, $1,527,000 from the exercise of stock options and $6,073,000 from the issue of flow-through common shares.
In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $16,474,000 during the year.
The Company has in place a $125,000,000 revolving term credit facility. The facility is repayable in full on June 30, 2011. The borrower under the facility is DMI and the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property.
The Company is required to maintain the following financial covenants on a consolidated basis:
•	Minimum tangible net worth of $450,000,000 plus 50% of positive quarterly net income and 50% of net proceeds of all equity issues after December 31, 2007;
•
Maximum ratio of total net debt to earnings before interest, taxes, depreciation and amortization and other allowed adjustments as defined in the credit agreement (“EBITDA”), of 3.5 to 1.0 for each fiscal quarter starting with the fiscal quarter ending December 31, 2008 and including the fiscal quarter September 30, 2009 and 3.0 to 1.0 for each fiscal quarter thereafter. EBITDA is calculated on a rolling four quarters’ basis commencing with the third quarter 2008;

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
•	Minimum interest coverage ratio of 3.0 to 1.0 using rolling EBITDA and rolling interest expense for each fiscal quarter starting with the fiscal quarter ending December 31, 2008; and
•	Minimum current ratio of 1.1 to 1.0.
In addition to the financial covenants, there was a one-time only production covenant for 2008 production which was met.
Interest payable under the facility is bankers’ acceptance rate or London Interbank Offered Rate (“Libor”) plus a margin or prime rate plus a margin. The margin used is between 75 and 275 basis points depending on the credit instrument used and the magnitude of the net total debt to EBITDA ratio (the “ratio”). The facility is subject to a standby fee of 60 to 75 basis points depending upon the ratio. A standby fee of 75 basis points applies in all circumstances where the amounts drawn under the facility are less than $62,500,000.
As of the date hereof, the Company is in compliance with all covenants.
Based on the Company’s current financial projections, a breach of the total net debt to EBITDA covenant is possible by the fourth quarter of 2009 (see note 1 to the consolidated financial statements).
In January 2009, the Company completed a public offering of 28,750,000 common shares for total gross proceeds of CDN$47,437,500 (US$38,946,000).
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements.
TRANSACTIONS WITH RELATED PARTIES
The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CDN$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CDN$100,000,000 and CDN$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CDN$200,000,000; c) a fee of CDN$200,000 upon the completion of each equity financing where proceeds to UPC exceed CDN$20,000,000; d) a fee of CDN$200,000 for each transaction or arrangement (other than the purchase or sale of U3O8 and UF6) of business where the gross value of such transaction exceeds CDN$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CDN$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.
In accordance with the management services agreement, all uranium investments owned by UPC are held in accounts with conversion facilities in the name of DMI as manager for and on behalf of UPC.
The Company has also provided temporary revolving credit facilities to UPC which generate interest and stand-by fee income. No such facilities were in place during the year ended December 31, 2008.
In 2008, the Company sold 50,000 pounds of U3O8 to UPC at a price of $64.50 per pound for total consideration of $3,225,000. In 2007, the Company sold 75,000 pounds of U3O8 to UPC at a price of $130.00 per pound for total consideration of $9,750,000.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
The following transactions were incurred with UPC for the year ended December 31:

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands)	2008	2007	2008	2007
Revenue
Uranium sales	$—	$—	$3,225	$9,750
Management fees (including expenses)	318	645	1,695	2,301
Commission fees on purchase and sale of uranium	—	627	1,234	2,089
Other income (expense)
Loan interest under credit facility	—	5	—	202
Standby fee under credit facility	—	—	—	9

Total	$318	$1,277	$6,154	$14,351

At December 31, 2008, accounts receivable includes $130,000 (2007 — $377,000) due from UPC with respect to the fees indicated above.
During the year ended December 31, 2008, the Company incurred management and administrative service fees of $162,000 (year ended December 31, 2007: $251,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services in Vancouver. At December 31, 2008, nil was due to this company.
OUTSTANDING SHARE DATA
At March 18, 2009, there were 226,045,415 common shares issued and outstanding, 5,628,385 stock options outstanding to purchase a total of 5,628,385 common shares and 3,321,151 warrants outstanding to purchase a total of 9,564,915 common shares, for a total of 241,238,715 common shares on a fully-diluted basis.
CONTROLS AND PROCEDURES
The Company carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.
The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgments with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgment, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Significant areas critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the following:
Depletion and Amortization of Property, Plant and Equipment
Depletion and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate. The unit of production method allocates the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility. Mining costs are amortized based on total estimated uranium in the ore body. Mill facility costs to be amortized are reduced by estimated residual values. In certain instances, residual values are established based upon estimated toll milling fees to be received. If Denison’s estimated amounts to be received from toll milling prove to be significantly different from estimates or its reserves and resource estimates are different from actual (in the case where unit of production amortization is used), there could be a material adjustment to the amounts of depreciation and amortization to be recorded in the future.
Impairment of Long-Lived Assets
The Company’s long-lived assets consist of plant and equipment, mineral properties, intangible assets and goodwill. At the end of each accounting period, the Company reviews the carrying value of its long-lived assets based on a number of factors. These factors include analysis of net recoverable amounts, permitting considerations and current economics. Should an impairment be determined, the Company would write-down the recorded value of the long-lived asset to fair value.
Goodwill
The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in commodity prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill. For reporting units that have recorded goodwill, the estimated fair value of the unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.
Inventory
The Company values its concentrate inventories; work in process and ore stockpiles at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and depletion. Realizable value is based on commodity prices, which can be subject to significant change from period-to-period.
Future Tax Assets and Liabilities
Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.
Provision for Other than Temporary Impairment in the Value of Investments
The Company reviews those investments that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced significant declines in the market based on critical events and current economic conditions, even if those investments have been below cost for less than a six month period. When a loss in value is considered to be other than a temporary impairment this is recognized in the results of operations. Provisions for other than temporary impairment in the value of investments are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available. Any such provisions are only released on the sale of the security.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Asset Retirement Obligations
Denison follows CICA Handbook section 3110, Asset Retirement Obligations, which requires that the fair value of the full decommissioning cost of an asset be capitalized as part of property, plant and equipment when the asset is initially constructed. In subsequent periods, Denison then is required to recognize “interest” on the liability, to amortize the capital costs in a rational and systematic manner, and to adjust the carrying value of the asset and liability for changes in estimates of the amount or timing of underlying future cash flows. Denison has accrued, in accordance with CICA Handbook Section 3110, its best estimate of the ongoing reclamation liability in connection with the decommissioned Elliot Lake mine site and is currently accruing its best estimate of its share of the cost to decommission its other mining and milling properties. The costs of decommissioning are subject to inflation and to government regulations, which are subject to change and often not known until mining is substantially complete. A significant change in either may materially change the amount of the reclamation liability accrual.
Stock-Based Compensation
Denison has recorded stock based compensation expense in accordance with the CICA handbook section 3870, using the Black-Scholes option pricing model, based on its best estimate of the expected life of the options, the expected volatility factor of the share price, a risk-free rate of return and expected dividend yield. The use of different assumptions regarding these factors could have a significant impact on the amount of stock-based compensation expense charged to income over time. Changes in these estimates will only apply to future grants of options and the amounts amortized over the vesting period of existing options should not change as a result.
Retiree Benefit Obligation
Denison has assumed an obligation to pay certain and limited retiree medical and dental benefits and life insurance as set out in a plan to a group of former employees. Denison has made certain assumptions and will retain an actuary at least once every three years to estimate the anticipated costs related to this benefit plan. The actual cost to Denison of this plan will be influenced by changes in health care practices and actuarial factors. While the plan contains certain limits, changes in assumptions could affect earnings.
NEW ACCOUNTING STANDARDS ADOPTED
The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) Handbook effective January 1, 2008:
a)
CICA Handbook Section 1400 “General Standards of Financial Statement Presentation” this section was amended to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements.

b)
CICA Handbook Section 3031 “Inventories” which provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. There was no impact to the Company’s financial results from adopting this standard.

c)
CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which requires disclosures in the financial statements that will enable users to evaluate: the significance of financial instruments for the company’s financial positions and performance; the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date; and how the company manages those risks.

d)
CICA Handbook Section 1535 “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Accounting Standards Issued but not yet Adopted
The CICA has issued the following accounting standards effective for the fiscal years beginning on or after January 1, 2009:
a)
CICA Handbook Section 3064 “Goodwill and intangible assets” provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. This standard is effective for fiscal years beginning on or after October 1, 2008 and requires retroactive application to prior period financial statements. The Company has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

b)
CICA Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace the former CICA 1581 “Business Combinations” and CICA 1600 “Consolidated Financial Statements” and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No.141(R) “Business Combinations” and No.160 “Non-Controlling Interests in Consolidated Financial Statements”. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011 although early adoption is permitted. CICA 1582, which replaces Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.

c)
Emerging Issues Committee Abstract 173 “Credit risk and the fair value of financial assets and financial liabilities requires the Company to consider its own credit risk and the credit risk of the counterparty should when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is effective for years beginning after January 1, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that  changeover for publicly-listed companies to adopt IFRS, replacing Canada’s own GAAP, will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.
In 2008, the Company undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS.  A number of key accounting areas where IFRS differs from current accounting policies and accounting alternatives in those and other key accounting areas were reviewed. Over the course of 2009, the Company will evaluate the alternatives and analyze the impact upon the implementation of IFRS.
The IFRS diagnostic study also identified key system and business process areas that will be addressed as part of the conversion project. These include: the development of an accounting policy manual that defines the Company’s IFRS accounting policies; identification of the significant financial data required from the Company’s financial systems in order to define the transition adjustments and produce IFRS financial statements on an on-going basis; possible system modifications; and maintenance of effective disclosure controls and controls over financial reporting throughout the IFRS transition period.
CONTRACTUAL OBLIGATIONS
At December 31, 2008, the Company had a reclamation liability of $19,346,000 consisting of $11,436,000 for U.S. mill and mine obligations, $6,734,000 for Elliot Lake and $1,176,000 for the McClean Lake and Midwest joint ventures.
In addition, the Company’s contractual obligations at December 31, 2008 are as follows:

					After
	Total	1 Year	2-3 Years	4-5 Years	5 Years

Debt Obligations	$100,523	$464	$100,030	$29	$—
Operating lease obligations	$2,820	$953	$1,271	$400	$196

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
ENVIRONMENTAL RESPONSIBILITY
The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the mill’s reclamation estimate annually with applicable regulatory authorities. The mill and mine reclamation estimates at December 31, 2008 are $19,346,000 which are expected to be sufficient to cover the projected future costs for reclamation of the mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.
The Company has posted bonds and letters of credit as security for these liabilities and has deposited cash and equivalents on its line of credit as collateral against certain of these security items. At December 31, 2008, the amount of these restricted investments and line of credit collateralizing the Company’s reclamation obligations was $27,935,000.
Although the White Mesa mill is designed as a facility that does not discharge to groundwater, the Company has a Groundwater Discharge Permit (“GWDP”) with Utah Department of Environmental Quality, which is required for all similar facilities in the State of Utah, and specifically tailors the implementation of the State groundwater regulations to the Mill site. The State of Utah requires that every operating uranium mill in the State have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for the mill was finalized and implemented during the second quarter of fiscal 2005. As requested by the GWDP, the mill added over 40 additional monitoring parameters and fifteen additional monitoring wells to its ground water monitoring program at the site. In addition, the State and the Company are currently determining the compliance levels for all the monitoring parameters.
The Company has detected some chloroform contamination at the White Mesa mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the Mill’s tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2008. Denison is continuing to work with the State of Utah to develop a long-term corrective action plan. A draft of an action plan was submitted and is currently being reviewed by the State. Associated with the chloroform contamination have been some elevated concentrations of nitrate, which have been assumed to have resulted from the septic drain fields and which have been included in the investigation and remedial action to date. Recent sample results suggest, however, that there may be other contributing off-site sources of nitrate, which are currently under investigation, although at this time there has been no change to the interim remedial action. While the investigations to date indicate that this chloroform and nitrate contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.
RESEARCH AND DEVELOPMENT
The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.
RISK FACTORS
There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. This information, by its nature, is not all inclusive. It is not a guarantee that other factors will not affect Denison in the future.
Current Global Financial Conditions
Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. If these increased levels of volatility and market turmoil continue, Denison’s operations could be adversely impacted and the trading price of the common shares could continue to be adversely affected.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, including during the current credit crisis, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison may be limited if investment banks with research capabilities do not follow Denison’s securities; lessening in trading volume and general market interest in Denison’s securities may affect an investor’s ability to trade significant numbers of securities of Denison; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Corporation may decline. If an active market does not exist, investors may lose their entire investment in the Corporation. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of Denison and reduce the value of their investment.
Volatility and Sensitivity to Prices and Costs
Because the majority of Denison’s revenues are derived from the sale of uranium and vanadium, Denison’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long and short term market price of U3O8 and V2O5. Among other factors, these prices also affect the value of Denison’s reserves and the market price of Denison’s Common Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control.
With respect to uranium, such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel, political and economic conditions in vanadium producing and consuming countries, world production levels and costs of production.
Although Denison employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates, is competitive. Denison markets uranium in direct competition with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.
Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.
Replacement of Reserves and Resources
McClean Lake, Midwest, Arizona Strip, Colorado Plateau, Henry Mountains, GSJV, Mutanga and Dibwe reserves and resources are Denison’s sources of uranium concentrates. Unless other reserves and resources are discovered or extensions to existing ore bodies are found, Denison’s sources of production for uranium concentrates will decrease over time as its current reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its reserves and resources. In addition, while Denison believes that the Midwest deposit, certain of its US properties, and its Mongolian and Zambian properties will be put into production, there can be no assurance that they will be.
Imprecision of Reserve and Resource Estimates
Reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium and vanadium will be produced or that Denison will receive the prices assumed in determining its reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render ore reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves and resources. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.
Decommissioning and Reclamation
As owner and operator of the White Mesa mill and numerous uranium and uranium/vanadium mines located in the United States and as part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this bonded amount. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.
In addition, effective January 20, 2001, the BLM implemented new Surface Management (3809) Regulations pertaining to mining operations conducted on mining claims on public lands. The new 3809 regulations impose additional requirements for permitting of mines on federal lands and may have some impact on the closure and reclamation requirement for Company mines on public lands. If more stringent and costly reclamation requirements are imposed as a result of the new 3809 rules, the amount of reclamation bonds held by the Company and the reclamation liability recorded in the Company’s financial statements may need to be increased.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As Denison’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.
Technical Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.
Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Metis.
The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company’s U.S. properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.
Production Estimates
Denison prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have an adverse impact on Denison’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Denison’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes.
Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis.
Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Dependence on Issuance of Licence Amendments and Renewals
The Company maintains regulatory licences in order to operate its mills at White Mesa and McClean Lake, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While the Company has been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.
Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations or that current production at existing mining operations will be replaced with new reserves.
Denison’s ability to sustain or increase its present levels of uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer time than originally anticipated to bring into a producing phase, and to require more capital than anticipated.
Governmental Regulation and Policy Risks
The Company’s mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long term business prospects.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia and the agreement between the United States and Russia related to the supply of Russian HEU into the United States. Changes in these policies and restrictions may adversely impact Denison’s business.
Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium development programs in Mongolia and Zambia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Mongolia or Zambia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.
In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.
Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.
Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.
Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.
Accounting Policies
The accounting policies and methods employed by the Company determine how it reports its financial condition and results of operations, and they may require management to make judgements or rely on assumptions about matters that are inherently uncertain. The Company’s results of operations are reported using policies and methods in accordance with Canadian GAAP. Management of Denison exercises judgement in applying accounting methods to ensure that, while GAAP compliant, they reflect the most appropriate manner in which to record the Company’s financial condition and operating results. In certain instances, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable but may result in Denison reporting materially different amounts. Management regularly re-evaluates its assumptions but the choice of method or policy employed may have a significant impact on the actual values reported.
Ability to Maintain Obligations Under Credit Facility and Other Debt
Denison has borrowed a significant amount of cash under the Credit Facility. Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control, that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by all of DMI’s property and by a pledge of the shares of DMI, and with the property of its material U.S. subsidiaries. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets.
Credit Risk
Denison’s sales of uranium and vanadium products and its environmental services expose Denison to the risk of non-payment. Denison manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.
Although Denison seeks to manage its credit risk exposure, there can be no assurance that Denison will be successful and that some of Denison’s customers will fail to pay for the uranium or vanadium purchased or the environmental services provided.
Currency Fluctuations
Most of Denison’s revenue is denominated in U.S. dollars; however, its operating costs are incurred in the currencies of the United States, Canada, Mongolia and Zambia. Consequently, changes in the relative value of the different currencies affect Denison’s earnings and cash flows.
Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium and vanadium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

DENISON MINES CORP.
Management’s Discussion and Analysis
Year Ended December 31, 2008
(Expressed in U.S. Dollars, Unless Otherwise Noted)
Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals.
Denison’s success will also depend on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.
Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed by the OBCA.
Reliance on ARC as Operator
As ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, Denison is and will be, to a certain extent, dependent on ARC for the nature and timing of activities related to these properties and may be unable to direct or control such activities.
Labour Relations
Both the McClean Lake mill and the Midwest properties employ unionized workers who work under collective agreements. ARC, as the operator of both of these projects, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Indemnities
As part of a reorganization in 2004, DMI acquired from Denison Energy all of Denison Energy’s mining and environmental services assets and agreed to assume all debts, liabilities and obligations relating to such assets before the date of the reorganization. In addition, DMI agreed to provide certain indemnities in favour of Denison Energy for certain claims and losses relating to matters with respect to Denison Energy’s mining business prior to the date of the arrangement, to breaches by DMI of certain of its agreements, covenants, representations and warranties in the agreements governing such reorganization, and to damages caused by breaches by DMI of its representations and warranties in certain agreements related to such arrangement. Denison cannot predict the outcome or the ultimate impact of any legal or regulatory proceeding against Denison or affecting the business of Denison and cannot predict the potential liabilities associated with the indemnities provided in favour of Denison Energy. Consequently, there can be no assurance that the legal or regulatory proceedings referred to in this AIF or any such proceedings that may arise in the future will be resolved without a material adverse effect on the business, financial condition, results of operation or cash flows of Denison.